ASML — Summary Consolidated Statements of Operations[1]

	Three months ended December 31,		Twelve months ended December 31,
	2003	2004	2003	2004
(Amounts in thousands EUR except per share data)

Net sales	525,510	785,162	1,542,737	2,465,377
Cost of sales	375,506	477,326	1,173,955	1,559,738

Gross profit on sales	150,004	307,836	368,782	905,639

Research and development costs	81,407	81,232	305,839	352,920[2]
Research and development credits	(5,332)	(6,413)	(19,119)	(21,961)
Selling, general and administrative expenses	46,336	52,116	212,609	201,629
Restructuring expenses	--	--	24,485	(5,862)

Total expenses	122,411	126,935	523,814	526,726

Operating income (loss) from continuing operations	27,593	180,901	(155,032)	378,913[2]

Interest expense, net	(4,325)	(4,565)	(29,149)	(16,073)

Income (loss) from continuing operations before
income taxes	23,268	176,336	(184,181)	362,840
Benefits from (provision for) income taxes on
income from continuing operations	(7,560)	(67,699)	59,675	(127,380)

Net income (loss) from continuing operations	15,708	108,637	(124,506)	235,460[2]
Loss from discontinued operations
before income tax	--	--	(59,026)	--
Benefits from income taxes on discontinued
operations	--	--	23,316	--

Net loss from discontinued operations	--	--	(35,710)	--
Net income (loss)	15,708	108,637	(160,216)	235,460[2]
Basic net income (loss) per ordinary share:	0.03	0.22	(0.33)	0.49[2]
Diluted net income (loss) per ordinary share:	0.03[3]	0.21	(0.33)[3]	0.492,[3]

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	482,371	483,633	482,240	483,380
Diluted	484,530[3]	541,564	482,240[3]	484,661[3]

1.)	Except for consolidated statement of operations for the year ended December 31, 2003 and balance sheet data as of December 31, 2003, all figures are unaudited.

2.)	ASML, Nikon Corporation and Carl Zeiss SMT AG agreed to a comprehensive settlement of legal proceedings and cross-license of patents related to lithography equipment. This agreement resulted in:

—	an increase of EUR 48.8 million in our Research and Development costs and consequently a decrease in Operating income from continuing operations.

—	a decrease of EUR 33.1 million in Net income or EUR 0.07 per ordinary share.

3.)	The calculation of the diluted net income per ordinary shares does not assume conversion of ASML’s outstanding Convertible Subordinated Bonds, as such conversions would have an anti-dilutive effect.

ASML — Ratios and Other Data[1]

	Three months ended December 31,		Twelve months ended,
	2003	2004	2003	2004
Gross profit on sales of continuing operations
as a % of net sales	28.5	39.2	23.9	36.7
Operating income (loss) from continuing
operations as a % of net sales	5.3	23.0	(10.0)	15.4
Net income (loss) from continuing operations
as a % of net sales	3.0	13.8	(8.1)	9.6
Shareholders' equity as a % of total assets	39.8	42.9	39.8	42.9
Sales of new systems (units)	43	62	126	216
Sales of used systems (units)	18	19	43	66
Sales of systems total (units)	61	81	169	282
Backlog Sales of new systems (units)	103	119	103	119
Backlog Sales of used systems (units)	21	12	21	12
Backlog Sales of systems total (units)	124	131	124	131
Number of employees in continuing operations	5,059	5,071	5,059	5,071
Number of employees in discontinued operations	119	--	119	--
Number of employees total	5,178	5,071	5,178	5,071

ASML — Summary Consolidated Balance Sheets[1]

	Dec. 31,	March 28,	June 27,	Sep. 26,	Dec. 31,
	2003	2004	2004	2004	2004
(Amounts in thousands EUR)

ASSETS
Cash and cash equivalents	1,027,806	1,152,022	1,235,611	1,315,758	1,228,130
Accounts receivable, net	314,495	317,368	396,721	397,064	503,153
Inventories, net	595,017	599,110	591,146	685,969	717,688
Other current assets	212,509	237,919	198,972	165,276	230,346

Total current assets	2,149,827	2,306,419	2,422,450	2,564,067	2,679,317

Deferred tax asset	325,271	335,262	336,059	330,784	201,100
Other assets	30,711	32,274	31,358	30,071	27,840
Intangible assets	14,590	13,660	12,727	34,919	31,818
Property, plant and equipment	347,883	326,135	321,577	315,487	303,691

Total assets	2,868,282	3,013,750	3,124,171	3,275,328	3,243,766

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	686,519	776,389	832,980	923,080	813,141
Convertible subordinated bonds	842,543	862,292	856,038	848,350	802,810
Long term debt and deferred liabilities	198,013	196,280	194,736	215,611	236,213
Shareholders' equity	1,141,207	1,178,789	1,240,417	1,288,287	1,391,602

Total liabilities and Shareholders' equity	2,868,282	3,013,750	3,124,171	3,275,328	3,243,766

ASML — Summary Consolidated Statements of Cash Flows[1]

	Three months ended,		Twelve months ended
	Dec. 31,	Dec. 31,	Dec 31,	Dec. 31,
	2003	2004	2003	2004
(Amounts in thousands EUR)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continuing operations	15,708	108,637	(124,506)	235,460
Depreciation and amortization	45,012	20,774	156,900	93,144
Change in tax assets and liabilities	6,000	64,522	85,249	115,538
Change in assets and liabilities	193,271	(241,944)	415,016	(192,875)

Net cash provided by (used in) operating
activities from continuing operations[4]	259,991	(48,011)	532,659	251,267

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(15,194)	(28,607)	(51,666)	(75,535)
Disposals	289	1,610	2,638	15,137

Net cash used in investing activities
from continuing operations[4]	(14,905)	(26,997)	(49,028)	(60,398)

Net cash provided by operating and
investing activities from continuing operations	245,086	(75,008)	483,631	190,869

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible
subordinated loans, net	--	--	371,450	--
Redemption and/or repayment of loans	(319,775)	(331)	(445,966)	(1,159)
Proceeds from share issuance	6,360	1,077	6,360	20,030

Net cash provided by (used in) financing
activities from continuing operations	(313,415)	746	(68,156)	18,871

Net cash flow from continuing operations	(68,329)	(74,262)	415,475	209,740
Effect of changes in exchange rates on cash	(34,396)	(13,366)	(69,165)	(9,416)
Net cash flow provided by (used in)
discontinued operations	26,683	--	12,736	--

Net increase (decrease) in cash
and cash equivalents	(76,042)	(87,628)	359,046	200,324

4.)

ASML has re-evaluated its cash flow presentation and has concluded that the presentation under cash flows from investing activities of both capitalization and disposals in fixed assets from / to inventory of machinery and equipment relating to demonstration and training systems is inconsistent with the fact that the actual initial cash outflow (being the purchase of inventory items), and the ultimate cash inflow (receiving the proceeds from the sale that occurs in the ordinary course of business), have the nature of operating cash transactions. The Company therefore has amended its classification of these cash flows, for all periods presented, to classify both the initial cash outflows and ultimate cash inflows entirely as cash flows from operations. The net effect of these amendments on ASML’s cash flow from operating and investing activities in the aggregate is zero. In prior year, ASML reported, respectively, for the year and for the three month period ended December 31, 2003, EUR 509,335 and EUR 251,681 of cash flows provided by operating activities and EUR 25,702 and EUR 6,593 of cash used in investing activities.

ASML — Quarterly Summary Consolidated Statements of operations[1]
		Three months ended,
	Dec. 31,	March 28,	June 27,	Sep. 26,	Dec. 31,
	2003	2004	2004	2004	2004
(Amounts in millions EUR)

Net Sales	525.5	453.5	616.2	610.5	785.1
Cost of Sales	375.5	307.5	396.7	378.2	477.3
Gross profit on sales	150.0	146.0	219.5	232.3	307.8

Research and development costs, net of credits	76.1	69.8	68.7	117.6[2]	74.8
Selling, general and administrative expenses	46.3	47.7	50.3	51.5	52.1
Restructuring expenses	--	(5.8)	--	--	--

Total expenses	122.4	111.7	119.0	169.1	126.9
Operating income	27.6	34.3	100.5	63.2[2]	180.9
Interest income (expense), net	(4.3)	(4.1)	(4.4)	(3.0)	(4.6)

Income before Income taxes	23.3	30.2	96.1	60.2	176.3
Provision for income taxes	(7.6)	(9.7)	(30.7)	(19.3)	(67.7)

Net income	15.7	20.5	65.4	40.9[2]	108.6

ASML — Quarterly Summary Ratios and other data1

		Three months ended,
	Dec. 31,	March 28,	June 27,	Sep. 26,	Dec. 31,
	2003	2004	2004	2004	2004

Gross profit on sales of continuing operations as
a % of net sales	28.5	32.2	35.6	38.1	39.2
Operating income from continuing
operations as a % of net sales	5.3	7.6	16.3	10.4	23.0
Net income from continuing operations as
a % of net sales	3.0	4.5	10.6	6.7	13.8
Shareholders' equity as a % of total assets	39.8	39.1	39.7	39.3	42.9
Sales of new systems (units)	43	42	57	55	62
Sales of used systems (units)	18	16	15	16	19
Sales of systems total (units)	61	58	72	71	81
Backlog Sales of new systems (units)	103	135	147	162	119
Backlog of Sales used systems (units)	21	28	27	21	12
Backlog Sales of systems total (units)	124	163	174	183	131
Value of backlog new systems (EUR million)	946	1,293	1,723	2,000	1,664
Value of backlog used systems (EUR million)	47	64	77	53	27
Value of backlog systems total (EUR million)	993	1,357	1,800	2,053	1,691
Number of employees in continuing operations	5,059	5,005	5,043	5,042	5,071
Number of employees in discontinuing operations	119	--	--	--	--
Number of employees total	5,178	5,005	5,043	5,042	5,071

ASML — Notes to the Summary Consolidated Financial Statements

Basis of Presentation

ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).

Principles of consolidation

The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Recognition of revenues

ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer premises.

The fair value of installation services provided to the customers is initially deferred and is recognized when the installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Use of estimates

The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: The matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the principal product of our customer base, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.